Exhibit 99.4

Emera

Incorporated

Notice of Special Meeting of Common Shareholders and Management Information Circular

Thursday, July 11, 2019

Dear Fellow Shareholder:

We invite you to attend a Special Meeting of the common Shareholders of Emera Incorporated, which will be held at Emera Place, 8th Floor, 5151 Terminal Road, Halifax, Nova Scotia, on Thursday, July 11, 2019 at 2:00 p.m. (Atlantic Time).

On April 12, 2019, Bill 135 became law in Nova Scotia. As a company headquartered in the province, this legislation removed the 25 per cent restrictions on share ownership and voting rights by Emera’s non-Canadian resident shareholders (the “Non-Resident Constraint”). Bill 135 retains the existing restriction on any one shareholder owning or controlling more than 15 per cent of Emera’s voting shares and reinforces Emera’s existing commitment to maintain its head office in Nova Scotia.

This Special Meeting is being called to discuss proposed amendments to Emera’s Articles of Association (the “Articles”) to reflect the amended legislation and remove the Non-Resident Constraint.

Amending our Articles to remove these restrictions levels the playing field and ensures that Emera has the same access to growth opportunities as our peers. Emera is currently the only one of over 100 North American investor-owned utilities with these kinds of ownership and voting restrictions. We believe that removing these restrictions broadens our potential investor base including improving access to global fund managers whose investment decisions may have been influenced by the Non-Resident Constraint, improves our access to capital by enabling us to issue more shares in non-Canadian markets, and enables us to potentially use more of our shares as consideration in any future transactions.

The Chair of the Board of Directors and members of the executive team look forward to meeting with you to discuss the proposed amendments.

The Management Information Circular contains important information about the business to be conducted at the Special Meeting. If you cannot attend, please use the proxy or voting instruction form provided to you in order to submit your vote prior to the meeting. It is important to us that your shares be counted.

We hope you can join us.

Sincerely,

“Scott C. Balfour”

Scott C. Balfour

President and Chief Executive Officer

Table of Contents

Notice of Special Meeting	1
Management Information Circular	2
Business of the Meeting	4
Appendix “A” – Amended Articles of Association of Emera Inc., Part B	7

Notice of Special Meeting

	Emera Place	Record Date
Thursday, July 11, 2019	5151 Terminal Road	Close of Business
2:00 p.m. Atlantic Time	Halifax, Nova Scotia	May 31, 2019
Canada

Items of Business

1.	Approving amendments to the Company’s Articles of Association to remove the 25 per cent ownership and voting restrictions relating to non-Canadian resident shareholders; and

2.	Transacting such other business as may properly come before the meeting.

As a Shareholder, it is important that you vote. Common Shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, Shareholders may choose to vote by telephone or on the internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 2:00 p.m. Atlantic Time on Tuesday, July 9, 2019, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays, or statutory holidays in Nova Scotia) prior to the reconvened meeting.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

“Stephen D. Aftanas”

Stephen D. Aftanas

Corporate Secretary

Emera Inc. — Management Information Circular 2019	1

Management Information Circular

Information as of May 31, 2019

(unless otherwise noted)

Meeting Materials and Notice and Access

Canadian securities rules (“Notice and Access”) permit Emera Incorporated (the “Company” or “Emera”) to provide you with electronic access to this Management Information Circular (the “Circular”) for the special meeting (the “Meeting”) of common shareholders (“Shareholders”) instead of sending you a paper copy. Emera is sending this Circular to registered holders and beneficial owners using Notice and Access. This approach is environmentally friendly as it helps reduce paper use. The notice of meeting you received (the “Notice”) includes instructions on how to access and review an electronic copy of this Circular or how to request a paper copy. The notice also provides instructions on voting by proxy at the meeting. If you would like to receive a paper copy of this Circular, please follow the instructions in the notice.

For those Shareholders who have previously provided instructions to receive paper copies of this Circular, we sent you a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors of Emera (the “Board of Directors” or the “Board”) and management of Emera (“Management”) for use at the Meeting to be held on Thursday, July 11, 2019, as set forth in the Notice.

You have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing, or in person, by directors of the Company (“Directors”), officers of the Company (“Officers”), or other employees or agents of the Company.

The Company wishes to have as many Shareholders vote as possible and has retained D.F. King Canada as the proxy solicitation agent to assist with the solicitation of votes from Shareholders. The proxy solicitation agent will monitor the number of Shareholders voting and will contact Shareholders in order to increase participation in voting. The cost of this solicitation will be borne by the Company and is not expected to exceed $30,000.

Record Date and Voting of Shares

The date for determining which Shareholders are entitled to receive the Notice is Friday, May 31, 2019. This is called the “Record Date”. Only Shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote, subject to the restrictions on voting by non-Canadian resident shareholders described below under “Restrictions on Share Ownership and Voting.”

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 238,473,243 common shares.

Beneficial (or Non-Registered) Owners

The voting process is different depending on whether you are a registered Shareholder, Non-Objecting Beneficial Owner or Objecting Beneficial Owner.

If you have shares registered in your own name, you are a registered Shareholder. If you do not hold shares in your own name, you are a beneficial or non-registered owner. If your shares are listed in an account statement provided to you by a broker, then it is likely that those shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares which they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares which they own. Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, AST Trust Company (Canada) (“AST”). This is to be completed and returned to AST in the envelope provided. In addition, AST provides both telephone voting and internet voting as described on the voting instruction form.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent Broadridge) will have provided you with a voting instruction form or form of proxy for the

Emera Inc. — Management Information Circular 2019	2

purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Shareholder Proxy Materials

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, AST, to send materials directly to Non-Objecting Beneficial Owners. Emera will bear the cost of delivering Shareholder proxy materials to registered Shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for delivering these materials to Non-Objecting Beneficial Owners, and (ii) executing their proper voting instructions. Please return voting instructions as specified in the voting instruction form or form of proxy.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy are Jackie Sheppard, Chair of the Board, Scott Balfour, President and Chief Executive Officer, and Stephen Aftanas, Corporate Secretary of the Company.

In order for a vote by proxy or voting instruction form to be counted, it must be received prior to 2:00 p.m. (Atlantic Time) on Tuesday, July 9, 2019, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Nova Scotia) prior to the reconvened meeting. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice but is under no obligation to accept or reject any particular late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose. You may vote by proxy or voting instruction form via mail, the internet or telephone. If you are a registered Shareholder or a Non-Objecting Beneficial Owner, you may attend the Meeting in person and submit your completed proxy or vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder to vote as he or she sees fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine, and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Balfour or Mr. Aftanas as your proxyholder, they will vote in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the approval of the amendments to the Company’s Articles of Association (the “Amendments”).

They will vote in accordance with their best judgment if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a Shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must attend and vote at the Meeting in order for your vote to count.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instructions form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 2:00 p.m. (Atlantic Time) on Tuesday, July 9, 2019 or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Nova Scotia) prior to the reconvened meeting. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Stephen Aftanas, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5, no later than the last business day preceding the day of the Meeting or any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof or in any other manner permitted by law. Registered Shareholders and Non-Objecting Beneficial Owners may attend the Meeting and vote their shares in person and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

Restrictions on Share Ownership and Voting

The Company’s Articles of Association (the “Articles”) contain two constraints with respect to share ownership and voting: (i) no shareholder, together with the associates of that shareholder, may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares of the Company (the “Individual Ownership Constraint”); and (ii) shareholders who are non-residents of Canada may not (a) exercise voting rights, directly or indirectly, over more than 25 per cent of the shares of the Company or (b) own or control, directly or indirectly, in the aggregate, more than 25 per cent of the outstanding voting shares of the Company (the “Non-Resident Constraint”).

These restrictions may be enforced by limiting non-complying shareholders’ voting rights (including, in the case of the individual share constraint, by disqualifying or deeming votes to have not been cast by such non-complying shareholders, and in the case of the non-resident voting constraint, by proportionally adjusting the number of shares voted by non-resident shareholders so that such votes cast equal 25 per cent of all votes cast), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held and/or residency in order to ensure compliance with these restrictions.

Emera Inc. — Management Information Circular 2019	3

The Individual Ownership Constraint is required by the Nova Scotia legislation, and no amendment to this restriction is being proposed. The Non-Resident Constraint is no longer required by Nova Scotia legislation and is therefore being proposed to be eliminated from the Articles at the Meeting.

If you have any questions about share ownership and voting restrictions, please contact the Corporate Secretary using the contact information contained in the Notice.

Business of the Meeting

Approval of the Amendments to the Company’s Articles of Association

Background

The Articles of Emera adopted on incorporation were repealed and replaced in 1998 to comply with the Nova Scotia Power Reorganization (1998) Act (the “Reorganization Act”). They were further amended in 2001 (to adopt a retirement age for Directors), in 2007 (to reduce the minimum size of the Board from 10 to eight Directors) and in 2016 (to modernize aspects of the Articles to reflect developments in technology, business practice, governing law and the regulatory environment).

In 1992, the Nova Scotia Power Privatization Act applied the following constraints to Nova Scotia Power Incorporated (“NSPI”): (i) the Individual Ownership Constraint; (ii) the Non-Resident Constraint; and (iii) NSPI must maintain its head office and principal executive offices in Nova Scotia (the “Head Office Constraint”). Pursuant to the Reorganization Act, these constraints were subsequently applied to Emera by requiring the constraints to be included in the Articles.

On April 12, 2019, Bill 135, An Act to Amend Chapter 8 of the Acts of 1992, the Nova Scotia Power Privatization Act, and Chapter 19 of the Acts of 1998, the Nova Scotia Power Reorganization (1998) Act, became law and amended the existing legislation to remove the Non-Resident Constraint. No substantive amendments were made to the Individual Ownership Constraint or the Head Office Constraint.

Shareholders are being asked to approve the Amendments in order to remove the Non-Resident Constraint from the Articles for the following reasons:

1.	The removal broadens Emera’s potential investor base including improving access to global fund managers whose investment decisions may have been influenced by the Non-Resident Constraint;
2.	The removal is expected to improve Emera’s access to capital by enabling it to issue more shares in non-Canadian markets; and
3.	The removal may enable Emera to use more of its shares as consideration in future transactions.

No amendments are being proposed to the Articles with respect to the Individual Ownership Constraint or the Head Office Constraint.

Only two of Emera’s directors and executive officers are non-Canadian resident shareholders: (i) Mr. Richard Sergel, a director, holds 5,500 common shares in the Company and (ii) Ms. Sarah MacDonald, an executive officer, holds 2,620 common shares of the Company.

In drafting the proposed Amendments, the Company sought external legal counsel advice. The Board of Directors have unanimously approved the Amendments. The Amendments are shown in detail in a redlined version of Part B of the Articles attached to the Circular as Appendix A, which you will be asked to approve. Part A of the Articles does not require any amendments. The major amendments are summarized below.

Summary of Major Amendments

Proposed Amendment	Article
Non-Resident Share Constraint Provision has been deleted to remove the constraint on non-Canadian resident shareholders beneficially owning, directly or indirectly, more than 25 per cent of Emera’s voting shares.	176
Non-Resident Voting Constraint Provision has been deleted to remove the constraint on non-Canadian resident shareholders voting more than 25 per cent of Emera’s voting Shares.	177
Consequential Amendments Certain provisions have been amended as a direct consequence of the foregoing amendments.	174, 178, 179, 183, 184 and 185

Emera Inc. — Management Information Circular 2019	4

Resolution Approving the Amendments to the Articles

The text of the resolution approving the amendments to the Articles to be put before shareholders at the Meeting is as follows:

“BE IT RESOLVED as a special resolution of the Company that:

1.            the Articles of Association of the Company be repealed and new Articles of Association containing the amendments set out in Appendix A attached hereto be and are hereby adopted;

2.            the amendments provided for hereby shall not in any way prejudice or affect any acts, matters or things done or performed by the shareholders, directors, officers or agents of the Company pursuant to existing Memorandum of Association and Articles of Association of the Company; and

3.            any officer or director of the Company be and is hereby authorized and directed to do all things and execute all documents, under the corporate seal where required, necessary or desirable to give effect to the foregoing.”

Appendix A to this Circular sets out Part B of the Articles marked to show changes from Part B as reflected in the current Articles, which markings are only for the purpose of this Circular and are not part of the Articles. Appendix A does not contain Part A of the Articles because no amendments are being proposed with respect to Part A of the Articles. Where text is underlined in Appendix A, that text is being added in the new Articles. Where text is struck-through in Appendix A, it is being deleted in the new Articles. Text which is neither underlined nor struck-through is not being changed. The attachment to the special resolution set out above approving the Amendments consists of Part A of the Articles in its present form and Part B of the Articles in its present form with the additions and deletions shown in Appendix A attached to this Circular.

Board Recommendation

For the reason indicated above, the Board and Management unanimously recommend that Shareholders vote for the Amendments. Unless the Amendments are approved by three-fourths of the votes cast at the Meeting by Shareholders voting in person or by proxy, the Amendments will not come into force or effect.

Unless otherwise instructed, Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote “For” the resolution approving the Amendments.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Auditors

Ernst & Young LLP are the auditors of the Company.

Emera Inc. — Management Information Circular 2019	5

Additional Information

Additional information relating to the Company may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2018 and in its unaudited interim consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2019.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902.428.6096; Facsimile: 902.428.6171;

email: stephen.aftanas@emera.com.

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APPENDIX “A”

AMENDED ARTICLES OF ASSOCIATION

OF

EMERA INCORPORATED

PART B

OWNERSHIP AND VOTING RESTRICTIONS

INTERPRETATION

174.

(a)	In this Part B, all terms that are not defined have the meanings attributed to those terms in the Privatization Act and:

“directors’ determination” and similar expressions means a determination made by the directors of the Company in accordance with Article 185;

“excess voting shares” means voting shares held, beneficially owned or controlled in contravention of the individual share constraint ~~or the non-resident share constraint, as the case may be~~;

“individual share constraint” has the meaning set forth in Article 175(a);

~~“non-resident share constraint” has the meaning set forth in Article 176 (a);~~

~~“non-resident voting constraint” has the meaning set forth in Article 177;~~

“principal stock exchange” means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of the Company;

“sell-down notice” has the meaning set forth in Article 178(a);

“shareholder default” has the meaning set forth in Article 178(a)(iv);

“shareholder’s declaration” means a declaration made in accordance with Article 186; and

“suspension” has the meaning set forth in Article 179(a) and “suspend”, “suspended” and similar expressions have corresponding meanings.

(b)

The provisions of subsections 8(3) and (8) of the Privatization Act are deemed to be incorporated in this Part B, with references therein to the “Company” deemed to be references to the Company. Any provision of this Part B that may be read in a manner that is inconsistent with the Privatization Act shall be read so as to be consistent therewith.

(c)

For greater certainty, no person is presumed to be an associate of any other person for purposes of paragraph 8(5)(g) of the Privatization Act solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

(d)	For the purposes of this Part B;

(i)

where voting shares of the Company are held, beneficially owned or controlled by two or more persons jointly, the number of voting shares held, beneficially owned or controlled by each such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons; and

~~(ii)~~

~~where one or more joint holders of, beneficial owners of or persons controlling voting shares is a non-resident, the voting shares are deemed to be held, beneficially owned or controlled, as the case may be, by such non-resident;~~

~~(iii)~~	~~where a person who was not a non-resident becomes a non-resident on any day, the day of acquisition or registration in respect of the acquisition of the voting shares held, beneficiary owned~~

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~~or controlled by such person shall be deemed to be the day that such person became a non-resident; and~~

~~(iv)~~(ii)	references to shares “of” a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

(e)

In this Part B, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

INDIVIDUAL SHARE CONSTRAINT

175.

(a)

No person, together with the associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 15 per cent of the votes that may ordinarily be cast to elect directors of the Company. (The foregoing prohibition is referred to in this Part B as the “individual share constraint”.)

(b)	In the event that it appears from the register of members of the Company that any person, together with the associates of that person, is in contravention of the individual share constraint:

(i)	the Company shall not accept any subscription for voting shares from that person or any associate of that person;

(ii)	the Company shall not issue any voting shares to that person or any associate of that person; and

(iii)	the Company shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person.

(c)	In the event of a directors’ determination that any person, together with the associates of that person, is in contravention of the individual share constraint:

(i)	the Company shall not accept any subscription for voting shares from that person or any associate of that person;

(ii)	the Company shall not Issue any voting shares to that person or any associate of that person;

(iii)	the Company shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person;

(iv)	no person may, in person or by proxy, exercise the right to vote any of the voting shares of that person or of any associate of that person;

(v)	subject to Article 184(a), the Company shall not declare or pay any dividend, and or make any other distribution:

(A)	on any of the excess voting shares of that person or of any associate of that person; or

(B)

if the directors of the Company determine that the contravention of the individual ownership constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person;

and any entitlement to such dividend or other distribution shall be forfeited; and

(vi)	the Company shall send a sell-down notice to the registered holder of the voting shares of that person and of each associate of that person.

(d)

In the event that it appears from the register of members of the Company that, or in the event of a directors’ determination that, any person, together with the associates of that person, after any proposed subscription, issue or transfer of voting shares, would be in contravention of the individual share constraint, the Company shall not:

Emera Inc. — Management Information Circular 2019	8

(i)	accept the proposed subscription for voting shares from;

(ii)	issue the proposed voting shares to; or

(iii)	register or otherwise recognize the proposed transfer of any voting shares to;

that person or any associate of that person.

(e)

In the event of a directors’ determination that during any period any person, together with the associates of that person, was in contravention of the individual share constraint, the directors of the Company may also determine that:

(i)	any votes cast, in person or by proxy, during that period in respect of the voting shares of that person or of any associate of that person shall be disqualified and deemed not to have been cast; and

(ii)

subject to Article 184(a), each of that person and the associates of that person is liable to the Company to restore to the Company the amount of any dividend paid or distribution received during that period on:

(A)	the excess voting shares of that person and of each associate of that person; or

(B)

if the directors of the Company determine that the contravention of the individual ownership constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person.

~~NON-RESIDENT SHARE CONSTRAINT~~

176.	[INTENTIONALLY DELETED]

~~(a)~~

~~Non-residents shall not hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 25 per cent of the votes that may ordinarily be cast to elect directors of the Company. (The foregoing prohibition is referred to in this Part B as the “non-resident share constraint”.)~~

~~(b)~~	~~In the event that it appears from the register of members of the Company that, or in the event of a directors’ determination that, there is a contravention of the non-resident share constraint:~~

~~(i)~~

~~the Company shall make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which voting shares are traded of the contravention; and~~

~~(ii)~~	~~the Company shall not:~~

~~(A)~~	~~accept any subscription for voting shares from any non-resident;~~

~~(B)~~	~~issue any voting shares to any non-resident; or~~

~~(C)~~	~~register or otherwise recognize the transfer of any voting shares from any resident to any non-resident.~~

~~(c)~~

~~In the event of a directors’ determination that there is a contravention of the non-resident share constraint and that to do so would be practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons holding, beneficially owning or controlling voting shares who are non-resident, the Company shall send a sell-down notice to the registered holders of such of those voting shares as shall be chosen on the basis of inverse order to the order of acquisition or registration of all non-residents, by lot or by such other method that is authorized by a directors’ determination.~~

(d)

~~In the event that it appears from the register of members of the Company that, or in the event of a directors’ determination that, after any proposed subscription, issue or transfer of voting shares to a non-resident,~~

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~~there would be a contravention of the non-resident share constraint, the Company shall not:~~

~~(i)~~	~~accept the proposed subscription for voting shares;~~

~~(ii)~~	~~issue the proposed voting shares; or~~

~~(iii)~~	~~register or otherwise recognize the proposed transfer.~~

~~NON-RESIDENT VOTING CONSTRAINT~~

177.

[INTENTIONALLY DELETED] ~~In the event of a directors’ determination that on any motion made at any meeting of shareholders of the Company more than 25 per cent of the votes cast, in person or by proxy, have been cast in respect of voting shares that are held, beneficially owned or controlled, directly or indirectly, by non-residents, all votes cast, in person or by proxy, in respect of such voting shares on that motion shall be proportionally adjusted so that such votes cast equal twenty-five percent of all votes cast. (The foregoing adjustment is referred to in this Part B as the “non-resident voting constraint”.)~~

SELL-DOWN NOTICE

178.

(a)	Any notice (a “sell-down notice”) required to be sent to a registered holder of voting shares pursuant to Article 175(c)(vi) ~~or Article 176(c)~~:

(i)

shall specify in reasonable detail the nature of the contravention of the individual share constraint ~~or the non-resident share constraint, as the case may be,~~ the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in Article 175 ~~or 176, as the case may be~~;

(ii)	shall request an initial or further shareholder’s declaration;

(iii)

shall specify a date, which shall be not less than~~, in the case of a contravention of the individual share constraint,~~ 45 days (or such shorter period as is fixed from time to time by the Directors and complies with all applicable laws)~~, or, in the case of a contravention of the non-resident share constraint, 60 days (or such shorter period as is fixed from time to time by the Directors and complies with all applicable laws),~~ after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of; and

(iv)	shall state that unless the registered holder either:

(A)

sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the individual share constraint ~~or the non-resident share constraint~~ and provides to the Company, in addition to the shareholder’s declaration requested pursuant to Article 178(a)(ii), written evidence satisfactory to the Company of such sale or other disposition; or

(B)

provides to the Company, in addition to the shareholder’s declaration requested pursuant to the Article 178(a)(ii), written evidence satisfactory to the Company that no such sale or other disposition of excess voting shares is required;

such default (a “shareholder default”) shall result in the consequence of suspension pursuant to Article 179 and may result in the consequence of sale in accordance with Article 180 or redemption in accordance with Article 181, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

(b)

In the event that, following the sending of a sell-down notice, written evidence is submitted to the Company for purposes of Article 178(a)(iv)(B), the Company shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied the Company that no sale or other disposition of excess voting shares is required. If the evidence has so satisfied the Company, such sell-down notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied the Company, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to Articles 178(a)(iii) and (iv). In either case, the applicable periods referred to in Article

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178(a)(iii) shall be automatically extended to the end of the 10 day period referred to in this Article 178(b) if such 10 day period extends beyond such otherwise applicable period.

SUSPENSION

179.

(a)	In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(i)	all of the voting shares of the registered holder shall be deemed to be struck from the register of members of the Company;

(ii)	no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(iii)

subject to Article 184(a), the Company shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(iv)

the Company shall not send any form of proxy, information circular or financial statements of the Company or any other communication from the Company to any person in respect of such voting shares; and

(v)	no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in this Part B as a “suspension”.) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of the Company on a basis that does not result in contravention of the individual share constraint ~~or the non-resident share constraint~~.

(b)

The Directors of the Company shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the register of members of the Company for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned or controlled in contravention of the individual share constraint ~~or the non-resident share constraint~~. For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to Article 184(a), shall have no retroactive effect.

SALE

180.

(a)

In the event of a shareholder default in respect of any registered holder of voting shares, the Company may elect by directors’ determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this Article 180 and Article 182.

(b)	The Company may sell any excess voting shares in accordance with this Article 180:

(i)	on the principal stock exchange; or

(ii)	if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of the Company shall determine; or

(iii)	if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of the Company shall determine.

(c)	The net proceeds of sale of excess voting shares sold in accordance with this Article 180 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

(d)

For all purposes of a sale of excess voting shares in accordance with this section, the Company is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

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REDEMPTION

181.

(a)

For the purposes of enforcing the ownership restrictions and constraints imposed pursuant to the foregoing articles and the Reorganization Act, in the event of a shareholder default in respect of any registered holder of voting shares and in the event that the Directors of the Company determine either that the Company has used reasonable efforts to sell excess voting shares in accordance with Article 180 but that such sale is impracticable or that it is likely that such sale would have material adverse consequences to the Company or the holders of voting shares, the Company may, notwithstanding section 51 of the Act, elect by directors’ determination, to redeem the excess voting shares thereof, without further notice thereto, on the terms set forth in this Article 181 and Article 182.

(b)	The redemption price paid the Company to redeem any excess voting shares in accordance with this Article 181 shall be:

(i)

the average of the closing prices per share of the voting shares on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of voting shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the directors of the Company shall determine) over the last 10 trading days on which at least one board lot of voting shares has traded on the principal stock exchange (or such other stock exchange or such other organized market) in the period ending on the trading day immediately preceding the redemption date; or

(ii)	if the requisite trading of voting shares has not occurred on any stock exchange or other organized market, on such basis as the Directors of the Company shall determine.

PROCEDURES RELATING TO SALE AND REDEMPTION

182.

(a)

In the event of any sale or redemption of excess voting shares in accordance with Article 180 or Article 181, respectively, the Company shall deposit an amount equal to the amount of the net proceeds of sale or the redemption price, respectively, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates, if any, representing the excess voting shares. Any interest earned on any amount so deposited shall accrue to the benefit of the Company.

(b)

From and after any deposit made pursuant to Article 182(a), the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold or redeemed, other than the right to receive the funds so deposited on presentation and surrender of the certificate or certificates representing the excess voting shares sold or redeemed.

(c)

If a part only of the voting shares represented by any certificate is sold or redeemed in accordance with Articles 180 or 181, respectively, the Company shall, on presentation and surrender of such certificate and at the expense of the registered holder, and subject to any regulations made by the Directors, issue a new certificate representing the balance of the voting shares.

(d)

So soon as is reasonably practicable after, and, in any event, not later than 30 days (or such longer period as is fixed from time to time by the Directors and complies with all applicable laws) after, a deposit made pursuant to Article 182(a), the Company shall send a notice to the registered holder of the excess voting shares sold or redeemed and the notice shall state:

(i)	that a specified number of voting shares has been sold or redeemed, as the case maybe;

(ii)	the amount of the net proceeds of sale or the redemption price, respectively;

(iii)	the name and address of the bank or trust company at which the Company has made the deposit of the net proceeds of sale or the redemption price, respectively; and

(iv)	all other relevant particular of the sale or redemption, respectively.

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(e)

For greater certainty, the Company may sell or redeem excess voting shares in accordance with Articles 180 or 181, respectively, despite the fact that the Company does not possess the certificate or certificates, if any, representing the excess voting shares at the time of the sale or redemption. If, in accordance with Article 180, the Company sells excess voting shares without possession of the certificate or certificates representing the excess voting shares, the Company shall, subject to any regulations made by the Directors, issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold. If, in accordance with Articles 180 or 181, the Company sells or redeems excess voting shares without possession of the certificate or certificates representing the excess voting shares and, after the sale or redemption, a person establishes that it is a bona fide purchaser of the excess voting shares sold or redeemed, then, subject to applicable law:

(i)

the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Company, as the case may be, validly issued and outstanding voting shares in addition to the excess voting shares sold or redeemed; and

(ii)

notwithstanding Article 182(b), the Company is entitled to the deposit made pursuant to Article 182(a) and, in the case of a sale in accordance with Article 180, shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

EXCEPTIONS

183.

(a)	Notwithstanding Article 175 ~~or 176~~, ~~neither~~ the individual share constraint ~~nor the non-resident share constraint applies~~ shall not apply in respect of voting shares of the Company that are held:

(i)	by one or more underwriters solely for the purpose of distributing the voting shares to the public; or

(ii)

by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both.

(b)	A person referred to in Article 183(a)(ii) shall not exercise voting rights attached to the voting shares so held by that person.

SAVING PROVISIONS

184.

(a)	Notwithstanding any other provision of this Part B;

(i)

the Directors of the Company may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Part B where the contravention of the individual share constraint ~~or the non-resident share constraint~~ that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

(ii)

where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors’ determination of a contravention of the individual share constraint ~~or the non-resident share constraint~~, or where the amount of a dividend or any other distribution has been restored to the Company pursuant to Article 175(e)(ii) as a result of a directors’ determination of a contravention of the individual share constraint, the Directors of the Company shall declare and pay the dividend, make the distribution, or refund the restored amount, respectively, if they subsequently determine that no such contravention occurred.

(b)

In the event that the Company suspends or redeems voting shares in accordance with Article 179 or 181, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the individual share constraint are, after such action, in contravention, then, notwithstanding any other provision of this Part B, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the

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voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the individual share constraint.

(c)

Notwithstanding any other provision of this Part B, a contravention of the individual share constraint ~~or the non-resident share constraint~~ shall have no consequences except those that are expressly provided for in this Part B. For greater certainty but without limiting the generality of the foregoing:

(i)	no transfer, issue or ownership of, and no title to, voting shares;

(ii)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors’ determination under Article 175(e)(i)); and

(iii)	no act of the Company, including any transfer of property to or by the Company;

shall be invalid or otherwise affected by any contravention of the individual share constraint ~~or the non-resident share constraint or the failure to make the adjustment required pursuant to the non-resident voting constraint~~.

DIRECTORS’ DETERMINATIONS

185.

(a)

The Directors of the Company shall have the sole right and authority to administer the provisions of this Part B and to make any determination required or contemplated hereunder. In so acting, the Directors of the Company shall enjoy, in addition to the powers set forth in this Part B, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of this Part B. The Directors of the Company shall make on a timely basis all determinations necessary for the administration of the provisions of this Part B and, without limiting the generality of the foregoing, if the Directors of the Company consider that there are reasonable grounds for believing that a contravention of the individual ownership constraint ~~or the non-resident ownership constraint~~ has occurred or will occur, the Directors shall make a determination with respect to the matter. Any directors’ determination that is not inconsistent with the Reorganization Act, the Privatization Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors’ determination.

(b)	The Directors of the Company shall make any directors’ determination contemplated by Article 175 ~~or 176~~:

(i)	after the relevant shareholder’s declaration have been requested and received by the Company, only:

(A)	on a basis consistent with those shareholder’s declarations; or

(B)

if the Directors of the Company are of the opinion that the shareholder’s declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder’s declarations that do contain adequate and accurate information; or

(ii)

whether or not any shareholder’s declaration has been requested or received by the Company, only if the Directors of the Company believe and have reasonable grounds for believing that they have sufficient information to make the directors’ determination, that the consequences of the directors’ determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder’s declaration.

(c)

In administering the provisions of this Part B, including, without limitation, in making any directors’ determination in accordance with Article 185(b) or otherwise, the Directors of the Company may rely on any information on which the Directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Directors of the Company may rely upon any shareholder’s declaration, the register of members of the Company, the knowledge of any Director, officer or employee of the Company or any advisor to the Company and the opinion of counsel to the Company.

(d)

In administering the provisions of this Part B, including, without limitation, in making any directors’ determination, the Directors shall act honestly and in good faith. Provided that the Directors of the Company so act, they shall not be liable to the Company and neither they nor the Company shall be liable to any holder

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or beneficial owner of voting shares or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Part B.

(e)	Any directors’ determination required or contemplated by this Part B shall be expressed and conclusively evidenced by a resolution duly adopted.

(f)	The Directors may delegate any of their powers and duties under this Article 185 to any standing or special committee consisting of such members of the Board as the Directors may determine.

SHAREHOLDERS’ DECLARATIONS

186.

(a)

For purposes of monitoring the compliance with and of enforcing the provisions of this Part B, the Directors of the Company may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable or make such request, file with the Company or its registrar and transfer agent a completed shareholder’s declaration. The Directors of the Company shall determine from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

(b)

A shareholder’s declaration shall be in the form from time to time determined by the directors of the Company pursuant to Article 186(a) and, without limiting the generality of the foregoing may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to:

(i)	the name, address and residency of the shareholder (“Registered Shareholder”) and if the shareholder is an individual and not a Canadian citizen, such shareholder’s citizenship;

(ii)

the name, address and residency of any person who beneficially owns or controls, directly or indirectly, otherwise than by way of security only, the Registered Shareholder’s shares (“Beneficial Shareholder”) and if such person is an individual and not a Canadian citizen, such person’s citizenship;

(iii)

the name, address and residency of any person who is an associate of the Registered Shareholder or any Beneficial Shareholder (“Associate”), and if such person is an individual and not a Canadian citizen, such person’s citizenship;

(iv)	the number of shares held by the Registered Shareholder, each Beneficial Shareholder and each Associate, including the dates such shares were acquired or proposed to be acquired; and

(v)

if the Registered Shareholder, any Beneficial Shareholder or any Associate is a corporation, trust, partnership or unincorporated organization the name, address and residency of each person who is a controlling shareholder, trustee, partner or member of the corporation, trust, partnership or unincorporated organization, as the case may be, and if such person is an individual and not a Canadian citizen, such person’s citizenship.

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